UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Calpine Corporation

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

131347304

(CUSIP Number)

James J. Moloney

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, CA 92612

(949) 451-4343

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D/A

CUSIP No. 131347304	Page 2 of 18 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS MANAGEMENT, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 27,254,102
	9	Sole dispositive power 0
	10	Shared dispositive power 27,254,102
11	Aggregate amount beneficially owned by each reporting person 27,254,102
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.6%*
14	Type of reporting person (see instructions) IA

*	Based on 360,092,812 shares of common stock outstanding as of July 28, 2015 reported in the Form 10-Q for the quarterly period ended June 30, 2015 filed by the Issuer with the Securities and Exchange Commission on July 30, 2015.

13D/A

CUSIP No. 131347304	Page 3 of 18 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS ENERGY PARTNERS MASTER FUND, LTD.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 27,254,102
	9	Sole dispositive power 0
	10	Shared dispositive power 27,254,102
11	Aggregate amount beneficially owned by each reporting person 27,254,102
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.6%*
14	Type of reporting person (see instructions) OO

*	Based on 360,092,812 shares of common stock outstanding as of July 28, 2015 reported in the Form 10-Q for the quarterly period ended June 30, 2015 filed by the Issuer with the Securities and Exchange Commission on July 30, 2015.

13D/A

CUSIP No. 131347304	Page 4 of 18 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS SPECIAL OPPORTUNITIES I ONSHORE, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 27,254,102
	9	Sole dispositive power 0
	10	Shared dispositive power 27,254,102
11	Aggregate amount beneficially owned by each reporting person 27,254,102
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.6%*
14	Type of reporting person (see instructions) PN

*	Based on 360,092,812 shares of common stock outstanding as of July 28, 2015 reported in the Form 10-Q for the quarterly period ended June 30, 2015 filed by the Issuer with the Securities and Exchange Commission on July 30, 2015.

13D/A

CUSIP No. 131347304	Page 5 of 18 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS SPECIAL OPPORTUNITIES I PIE MASTER, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 27,254,102
	9	Sole dispositive power 0
	10	Shared dispositive power 27,254,102
11	Aggregate amount beneficially owned by each reporting person 27,254,102
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.6%*
14	Type of reporting person (see instructions) PN

*	Based on 360,092,812 shares of common stock outstanding as of July 28, 2015 reported in the Form 10-Q for the quarterly period ended June 30, 2015 filed by the Issuer with the Securities and Exchange Commission on July 30, 2015.

13D/A

CUSIP No. 131347304	Page 6 of 18 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LS POWER PARTNERS II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 27,254,102
	9	Sole dispositive power 0
	10	Shared dispositive power 27,254,102
11	Aggregate amount beneficially owned by each reporting person 27,254,102
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.6%*
14	Type of reporting person (see instructions) PN

*	Based on 360,092,812 shares of common stock outstanding as of July 28, 2015 reported in the Form 10-Q for the quarterly period ended June 30, 2015 filed by the Issuer with the Securities and Exchange Commission on July 30, 2015.

13D/A

CUSIP No. 131347304	Page 7 of 18 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LSP CAL HOLDINGS II, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 27,254,102
	9	Sole dispositive power 0
	10	Shared dispositive power 27,254,102
11	Aggregate amount beneficially owned by each reporting person 27,254,102
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.6%*
14	Type of reporting person (see instructions) OO

*	Based on 360,092,812 shares of common stock outstanding as of July 28, 2015 reported in the Form 10-Q for the quarterly period ended June 30, 2015 filed by the Issuer with the Securities and Exchange Commission on July 30, 2015.

13D/A

CUSIP No. 131347304	Page 8 of 18 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). VEGA ENERGY GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 27,254,102
	9	Sole dispositive power 0
	10	Shared dispositive power 27,254,102
11	Aggregate amount beneficially owned by each reporting person 27,254,102
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.6%*
14	Type of reporting person (see instructions) OO

*	Based on 360,092,812 shares of common stock outstanding as of July 28, 2015 reported in the Form 10-Q for the quarterly period ended June 30, 2015 filed by the Issuer with the Securities and Exchange Commission on July 30, 2015.

13D/A

CUSIP No. 131347304	Page 9 of 18 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). VEGA ASSET PARTNERS, LP (formerly known as LUMINUS ASSET PARTNERS, LP)
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 27,254,102
	9	Sole dispositive power 0
	10	Shared dispositive power 27,254,102
11	Aggregate amount beneficially owned by each reporting person 27,254,102
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.6%*
14	Type of reporting person (see instructions) PN

*	Based on 360,092,812 shares of common stock outstanding as of July 28, 2015 reported in the Form 10-Q for the quarterly period ended June 30, 2015 filed by the Issuer with the Securities and Exchange Commission on July 30, 2015.

13D/A

CUSIP No. 131347304	Page 10 of 18 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FARRINGTON MANAGEMENT, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 27,254,102
	9	Sole dispositive power 0
	10	Shared dispositive power 27,254,102
11	Aggregate amount beneficially owned by each reporting person 27,254,102
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.6%*
14	Type of reporting person (see instructions) OO

*	Based on 360,092,812 shares of common stock outstanding as of July 28, 2015 reported in the Form 10-Q for the quarterly period ended June 30, 2015 filed by the Issuer with the Securities and Exchange Commission on July 30, 2015.

13D/A

CUSIP No. 131347304	Page 11 of 18 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FARRINGTON CAPITAL, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 27,254,102
	9	Sole dispositive power 0
	10	Shared dispositive power 27,254,102
11	Aggregate amount beneficially owned by each reporting person 27,254,102
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.6%*
14	Type of reporting person (see instructions) PN

*	Based on 360,092,812 shares of common stock outstanding as of July 28, 2015 reported in the Form 10-Q for the quarterly period ended June 30, 2015 filed by the Issuer with the Securities and Exchange Commission on July 30, 2015.

13D/A

CUSIP No. 131347304	Page 12 of 18 Pages

This Amendment No. 12 (this “Amendment”) amends and supplements the Schedule 13D filed on February 11, 2008 (the “Original Filing”) by the Reporting Persons relating to the Common Stock, par value $0.001 per share (“Shares”) of Calpine Corporation, a Delaware corporation (the “Issuer”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment or Amendment Numbers 1 through 11. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.

Item 2. Identity and Background.

Item 2 of the Original Filing, as amended, is hereby amended and supplemented to add the following paragraphs at the end thereof:

This Schedule 13D is being filed by Luminus Management, LLC (“Luminus Management”), LSP Cal Holdings II, LLC (“LSP Cal II”), LS Power Partners II, L.P. (“Partners II”), Luminus Energy Partners Master Fund, Ltd. (“Luminus Energy Fund”), Vega Energy GP, LLC (“Vega Energy”), Vega Asset Partners, L.P. (“Vega Asset Partners”), Farrington Capital, L.P. (“Farrington”), Farrington Management, LLC (“Farrington Management”), Luminus Special Opportunities I Onshore, L.P. (“Luminus I Onshore”), and Luminus Special Opportunities I PIE Master, L.P. (“Luminus I PIE Master”) pursuant to their agreement to the joint filing of this Schedule 13D (the “Fourth Amended and Restated Joint Filing Agreement,” filed previously as Exhibit 7.1 to Amendment Number 11 to the Original Filing).

LSP Cal II, Partners I, Partners II, Farrington and Farrington Management are together referred to herein as the “LS Power Entities,” and Luminus Management, Luminus Energy Fund, Luminus I Onshore, and Luminus I PIE Master are together referred to herein as the “Luminus Entities.” The LS Power Entities, the Luminus Entities, Vega Energy, and Vega Asset Partners are together referred to herein as the “Reporting Persons,” and each of them are individually referred to herein as a “Reporting Person.”

Jonathan Barrett directly (whether through ownership interest or position) may be deemed to control the Luminus Entities and have shared voting and investment power with respect to the Shares owned by Luminus Energy Fund, Luminus I Onshore, and Luminus I PIE Master. As such, Mr. Barrett may be deemed to have shared beneficial ownership of the Shares owned by Luminus Energy Fund, Luminus I Onshore, and Luminus I PIE Master. Mr. Barrett, however, disclaims beneficial ownership of such Shares. Mr. Barrett’s current principal occupation is president and manager of Luminus Management.

Item 4. Purpose of Transaction.

Item 4 of the Original Filing, as amended, is hereby amended and supplemented to add the following paragraph at the end thereof:

The Reporting Persons have purchased Shares in order to better align the size of their investment in the Issuer within their portfolio of investments. From time to time, the Reporting Persons may make additional purchases or sales of the Shares.

13D/A

CUSIP No. 131347304	Page 13 of 18 Pages

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Original Filing are hereby amended by adding the following at the end thereof:

(a) As of August 19, 2015, Luminus Energy Fund is the record owner of 5,839,001 Shares, representing approximately 1.6% of the outstanding Shares. Luminus I Onshore is the record owner of 712,523 Shares, representing approximately 0.20% of the outstanding Shares. Luminus I PIE Master is the record owner of 1,203,522 Shares, representing approximately 0.33% of the outstanding Shares. Farrington is the record owner of 116,350 Shares, representing approximately 0.03% of the outstanding Shares. LSP Cal II is the record owner of 16,962,856 Shares, representing approximately 4.7% of the outstanding Shares. Vega Asset Partners is the record owner of 2,419,850 Shares, representing approximately 0.67% of the outstanding Shares.

(b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned *
Luminus Management, LLC	0	27,254,102	27,254,102	7.6%
Luminus Energy Partners Master Fund, Ltd.	0	27,254,102	27,254,102	7.6%
Luminus Special Opportunities I Onshore, L.P.	0	27,254,102	27,254,102	7.6%
Luminus Special Opportunities I PIE Master, L.P.	0	27,254,102	27,254,102	7.6%
LS Power Partners II, L.P.	0	27,254,102	27,254,102	7.6%
LSP Cal Holdings II, LLC	0	27,254,102	27,254,102	7.6%
Vega Energy GP, LLC	0	27,254,102	27,254,102	7.6%
Vega Asset Partners, LP	0	27,254,102	27,254,102	7.6%
Farrington Management, LLC	0	27,254,102	27,254,102	7.6%
Farrington Capital, L.P.	0	27,254,102	27,254,102	7.6%

*	Based on 360,092,812 shares of common stock outstanding as of July 28, 2015 reported in the Form 10-Q for the quarterly period ended June 30, 2015 filed by the Issuer with the Securities and Exchange Commission on July 30, 2015.

(c) All transactions in the Shares effected by the Reporting Persons during the 60 day period up to and including August 19, 2015 are set forth in Annex A, attached to this Schedule 13D and incorporated herein by reference.

13D/A

CUSIP No. 131347304	Page 14 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2015

Luminus Management, LLC

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

Luminus Energy Partners Master Fund, Ltd.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

Luminus Special Opportunities I Onshore, L.P.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

Luminus Special Opportunities I PIE Master, L.P.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

13D/A

CUSIP No. 131347304	Page 15 of 18 Pages

LS Power Partners II, L.P.

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

LSP Cal Holdings II, LLC

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Executive Vice President

Vega Energy GP, LLC

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

Vega Asset Partners, LP

By:	Vega Energy GP, LLC
Its:	General Partner

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

Farrington Management, LLC

By:	/s/ Mikhail Segal
Name:	Mikhail Segal
Title:	Vice President

Farrington Capital, L.P.

By:	Farrington Management, LLC
Its:	General Partner

By:	/s/ Mikhail Segal
Name:	Mikhail Segal
Title:	Vice President

13D/A
CUSIP No. 131347304	Page 16 of 18 Pages

ANNEX A TO SCHEDULE 13D

PARTY EFFECTING TRANSACTION	DATE	BUY /SELL	QUANTITY	AVERAGE PRICE ($)*	CURRENCY
Luminus Energy Partners Master Fund, Ltd.	6/22/2015	SELL	111,697	19.40	USD
Luminus Energy Partners Master Fund, Ltd.	7/1/2015	BUY	75,000	17.75	USD
Luminus Energy Partners Master Fund, Ltd.	7/8/2015	SELL	74,475	17.95	USD
Luminus Energy Partners Master Fund, Ltd.	7/20/2015	BUY	819,221	17.23	USD
Luminus Energy Partners Master Fund, Ltd.	7/21/2015	BUY	614,415	16.95	USD
Luminus Energy Partners Master Fund, Ltd.	7/22/2015	BUY	111,712	17.09	USD
Luminus Energy Partners Master Fund, Ltd.	7/27/2015	SELL	80,500	16.85	USD
Luminus Energy Partners Master Fund, Ltd.	7/28/2015	BUY	74,474	16.68	USD
Luminus Energy Partners Master Fund, Ltd.	7/30/2015	SELL	400,363	17.52	USD
Luminus Energy Partners Master Fund, Ltd.	7/31/2015	SELL	224,900	18.38	USD
Luminus Energy Partners Master Fund, Ltd.	8/3/2015	BUY	220,900	17.66	USD
Luminus Energy Partners Master Fund, Ltd.	8/4/2015	BUY	440,150	17.27	USD
Luminus Energy Partners Master Fund, Ltd.	8/6/2015	BUY	42,700	17.10	USD
Luminus Energy Partners Master Fund, Ltd.	8/7/2015	BUY	220,000	17.15	USD
Luminus Energy Partners Master Fund, Ltd.	8/11/2015	SELL	150,417	16.73	USD
Luminus Energy Partners Master Fund, Ltd.	8/12/2015	SELL	300,835	16.82	USD
Luminus Energy Partners Master Fund, Ltd.	8/13/2015	SELL	122,896	16.72	USD
Luminus Energy Partners Master Fund, Ltd.	8/14/2015	SELL	300,852	17.39	USD
Luminus Energy Partners Master Fund, Ltd.	8/17/2015	BUY	188,033	17.53	USD
Luminus Energy Partners Master Fund, Ltd.	8/18/2015	BUY	479,350	17.32	USD
Luminus Energy Partners Master Fund, Ltd.	8/19/2015	BUY	327,118	17.46	USD

13D/A
CUSIP No. 131347304	Page 17 of 18 Pages

PARTY EFFECTING TRANSACTION	DATE	BUY /SELL	QUANTITY	AVERAGE PRICE ($)*	CURRENCY
Luminus Special Opportunities I Onshore, L.P.	6/22/2015	SELL	14,238	19.40	USD
Luminus Special Opportunities I Onshore, L.P.	7/1/2015	BUY	9,400	17.75	USD
Luminus Special Opportunities I Onshore, L.P.	7/8/2015	SELL	9,490	17.95	USD
Luminus Special Opportunities I Onshore, L.P.	7/20/2015	BUY	104,395	17.23	USD
Luminus Special Opportunities I Onshore, L.P.	7/21/2015	BUY	78,297	16.95	USD
Luminus Special Opportunities I Onshore, L.P.	7/22/2015	BUY	14,236	17.09	USD
Luminus Special Opportunities I Onshore, L.P.	7/27/2015	SELL	10,300	16.85	USD
Luminus Special Opportunities I Onshore, L.P.	7/28/2015	BUY	9,490	16.68	USD
Luminus Special Opportunities I Onshore, L.P.	7/30/2015	SELL	50,760	17.52	USD
Luminus Special Opportunities I Onshore, L.P.	7/31/2015	SELL	28,100	18.38	USD
Luminus Special Opportunities I Onshore, L.P.	8/3/2015	BUY	27,704	17.66	USD
Luminus Special Opportunities I Onshore, L.P.	8/4/2015	BUY	56,119	17.27	USD
Luminus Special Opportunities I Onshore, L.P.	8/6/2015	BUY	5,300	17.10	USD
Luminus Special Opportunities I Onshore, L.P.	8/11/2015	SELL	18,437	16.73	USD
Luminus Special Opportunities I Onshore, L.P.	8/12/2015	SELL	36,873	16.82	USD
Luminus Special Opportunities I Onshore, L.P.	8/13/2015	SELL	15,200	16.72	USD
Luminus Special Opportunities I Onshore, L.P.	8/14/2015	SELL	36,868	17.39	USD
Luminus Special Opportunities I Onshore, L.P.	8/17/2015	BUY	23,042	17.53	USD
Luminus Special Opportunities I Onshore, L.P.	8/18/2015	BUY	59,423	17.32	USD
Luminus Special Opportunities I Onshore, L.P.	8/19/2015	BUY	36,400	17.47	USD

13D/A
CUSIP No. 131347304	Page 18 of 18 Pages

PARTY EFFECTING TRANSACTION	DATE	BUY /SELL	QUANTITY	AVERAGE PRICE ($)*	CURRENCY
Luminus Special Opportunities I PIE Master, L.P.	6/22/2015	SELL	24,065	19.40	USD
Luminus Special Opportunities I PIE Master, L.P.	7/1/2015	BUY	15,600	17.75	USD
Luminus Special Opportunities I PIE Master, L.P.	7/8/2015	SELL	16,035	17.95	USD
Luminus Special Opportunities I PIE Master, L.P.	7/20/2015	BUY	176,384	17.23	USD
Luminus Special Opportunities I PIE Master, L.P.	7/21/2015	BUY	132,288	16.95	USD
Luminus Special Opportunities I PIE Master, L.P.	7/22/2015	BUY	24,052	17.09	USD
Luminus Special Opportunities I PIE Master, L.P.	7/27/2015	SELL	17,256	16.85	USD
Luminus Special Opportunities I PIE Master, L.P.	7/28/2015	BUY	16,036	16.68	USD
Luminus Special Opportunities I PIE Master, L.P.	7/30/2015	SELL	85,544	17.52	USD
Luminus Special Opportunities I PIE Master, L.P.	7/31/2015	SELL	47,000	18.38	USD
Luminus Special Opportunities I PIE Master, L.P.	8/3/2015	BUY	45,896	17.66	USD
Luminus Special Opportunities I PIE Master, L.P.	8/4/2015	BUY	94,811	17.27	USD
Luminus Special Opportunities I PIE Master, L.P.	8/6/2015	BUY	8,885	17.10	USD
Luminus Special Opportunities I PIE Master, L.P.	8/11/2015	SELL	31,146	16.73	USD
Luminus Special Opportunities I PIE Master, L.P.	8/12/2015	SELL	62,292	16.82	USD
Luminus Special Opportunities I PIE Master, L.P.	8/13/2015	SELL	25,700	16.72	USD
Luminus Special Opportunities I PIE Master, L.P.	8/14/2015	SELL	62,280	17.39	USD
Luminus Special Opportunities I PIE Master, L.P.	8/17/2015	BUY	38,925	17.53	USD
Luminus Special Opportunities I PIE Master, L.P.	8/18/2015	BUY	100,227	17.32	USD
Luminus Special Opportunities I PIE Master, L.P.	8/19/2015	BUY	61,482	17.47	USD
Vega Asset Partners, LP	6/23/2015	BUY	10,000	19.00	USD
Vega Asset Partners, LP	6/25/2015	BUY	10,000	18.80	USD
Vega Asset Partners, LP	6/26/2015	BUY	10,000	18.66	USD
Vega Asset Partners, LP	6/29/2015	BUY	40,000	18.29	USD
Vega Asset Partners, LP	6/30/2015	BUY	20,000	17.79	USD
Vega Asset Partners, LP	7/2/2015	BUY	10,000	17.54	USD
Vega Asset Partners, LP	7/7/2015	BUY	10,000	17.55	USD
Vega Asset Partners, LP	7/8/2015	BUY	10,000	17.40	USD
Vega Asset Partners, LP	7/20/2015	BUY	20,000	17.06	USD

*	Excludes brokerage fees and commissions. All prices reported are average prices calculated within a $1.00 range.